SECURITIES AND EXCHANGE COMMISSION
                  Washington, D. C.  20549


                       SCHEDULE 13D/A
          Under the Securities Exchange Act of 1934
                       Amendment No. 2

                     DESTEC ENERGY, INC.
                      (Name of Issuer)


           COMMON STOCK, par value $0.01 per share
               (Title of Class of Securities)

                         25063N-10-0
                       (CUSIP Number)


                        John Scriven
        Vice President, General Counsel and Secretary
                  The Dow Chemical Company
                       2030 Dow Center
                   Midland, Michigan 48674
                       (517) 636-1000
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)



                       October 1, 1996
   (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].


Check the following box if a fee is being paid with this statement [ ].


                             CUSIP No. 25063N-10-0


1)  Name of Reporting Person and its                 The Dow Chemical Company
    I.R.S. Identification No.                        I.R.S. Identification No.
                                                     38-1285128.


2)  Check the Appropriate Box if a                   (a)     [    ]
    Member of a Group                                (b)     [    ]


3)  SEC Use Only


4)  Source of Funds                                  WC, 00*


5)  Check Box if Disclosure of Legal
    Proceedings is Required Pursuant                 [    ]
    to Items 2(d) or 2(e)


6)  Citizenship or Place of Organization             Delaware


Number of            7) Sole Voting Power            45,000,000
Shares
Beneficially         8) Shared Voting Power          0
Owned by
Each                 9) Sole Dispositive Power       45,000,000
Reporting
Person With         10) Shared Dispositive Power     0

11) Aggregate Amount Beneficially                    45,000,000
    owned by Each Reporting Person
    as of October 1, 1996

12) Check Box if the Aggregate Amount                [    ]
    in Row (11) Excludes Certain Shares

13) Percent of Class Represented by                  80.3%
    Amount in Row (11) as of
    October 1, 1996


14) Type of Reporting Person                         CO

*Footnote 1

The Dow Chemical Company ("Dow") acquired all of the
Issuer's common stock upon the incorporation of the Issuer in exchange for the contribution of various assets, and thereafter acquired 44,999,000 additional shares of the Issuer's Common Stock through a 45,000-for-1 stock split.

This Amendment No. 2 to this Schedule 13D is being filed to reflect a press release issued by Destec on October 1, 1996 and as further discussed in Item 4, below.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following to the end thereof:

     Destec issued a press release on October 1, 1996, the text of which is as follows:

     October 1, 1996

     Destec Retains Morgan Stanley & Co.

     Destec Energy, Inc. (NYSE: ENG), a leading independent power producer based in Houston, Texas, announced today that its Board of Directors has unanimously determined to retain the investment banking firm of Morgan Stanley & Co. Incorporated to assist Destec in exploring strategic alternatives to maximize shareholder value, including a possible sale of the Company. However, no decision has been made at this time to pursue any particular transaction.

     Destec is a major independent power company that owns power generation and gasification facilities which produce, sell and market electricity, steam and synthetic fuel gas. Destec has interests in 22 operating projects with a total rated equivalent capacity of approximately 4,886 megawatts of electricity - 1,836 of that total outside the U.S. - and over three million pounds per hour of steam.
     Destec currently has four international projects, representing approximately 1,100 megawatts of capacity, in construction or advanced development.

                          SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 1, 1996              THE DOW CHEMICAL COMPANY


                                     By:       /S/J. Pedro Reinhard
                                     Name:     J. Pedro Reinhard
                                     Title:    Financial Vice President and
                                               Chief Financial Officer